Exhibit 12.1

                      America Online, Inc. and Subsidiaries
        Statements RE Computation of Ratios of Earnings to Fixed Charges
                Nine Months Ended March 31, 1999 and Years Ended
  June 30, 1998, June 30, 1997, June 30, 1996, June 30, 1995 and June 30, 1994

                                     Nine months         Year             Year             Year             Year           Year
                                        ended            ended            ended            ended           ended          ended
                                    March 31, 1999   June 30, 1998    June 30, 1997    June 30, 1996   June 30, 1995   June 30, 1994

Fixed charges
Interest expense                        $ 13             $ 13            $    2            $  1            $ 1              $ -
Amortization of bond issue costs           1                1                 -               -              -                -
Interest portion (1) of
  rent expense                           109              106                53              16              4                1

Total fixed charges                     $123             $120            $   55            $ 17            $ 5              $ 1

Income (loss) before
  income taxes (2) (3) (4) (5) (6)       870              (87)             (475)             69            (41)               -

Earnings (7)                            $993             $ 33            $ (420)           $ 86          $ (36)             $ 1

Ratio of earnings to fixed charges      8.07             0.28                -             5.06              -             1.00


1) The interest portion of the rent expense is estimated to be equal to 28% in year one, 18% in year two, 7% in year three and 5% in year four.

2) Net income in the nine months ended March 31, 1999 includes approximately $80 million of expense related to mergers, approximately $567 million gain on sale of investments and $25 million in transition related expenses.

3) Net income in the fiscal year ended June 30, 1998, includes charges of approximately $35 million related to a restructuring, $80 million related to acquired research and development and $17 million related to settlements.

4) Net loss in the fiscal year ended June 30, 1997, includes charges of $385 million for the write-off of deferred subscriber acquisition costs, $49 million for restructuring, $24 million for a legal settlement and $24 million for contract terminations.

5)   Net income in the fiscal year ended June 30, 1996,  includes charges of $17
     million  for  acquired  research  and  development,   $8  million  for  the
     settlement of a class action lawsuit, and $1 million for merger expenses.

6) Net loss in the fiscal year ended June 30, 1995, includes charges of $50 million for acquired research and development and $2 million for merger expenses.

7) Earnings represent income from continuing operations before income taxes plus interest expense on indebtedness, amortization of debt discount and the portion of rent expense deemed representative of an interest factor.